EARLY WARNING REPORT
Form 62-103F1
Filed pursuant to National Instrument 62-103

Item 1 - Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The designation of securities to which this report relates is common shares (the "Shares") in the capital of Austin Gold Corp. (the "Issuer").

The Issuer is Austin Gold Corp., with a head office at 9th Floor, 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction occurred by way of a private purchase and sale. The requirement to file this report was triggered when the private purchase and sale transaction closed on September 27, 2022.

Item 2 - Identity of the Acquiror

2.1 State the name and address of the acquiror.

Dennis L. Higgs, 1021 West Hastings Street, 9th Floor, Vancouver, BC, V6E 0C3.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

Pursuant to certain share purchase agreements dated September 26, 2022, the acquiror, who is the President and a director of the Issuer, acquired, through private sale, beneficial ownership of 266,667 Shares from each of Joseph J. Ovsenek, the Executive Chairman and a director of the Issuer ("Ovsenek") and Kenneth C. McNaughton, the Vice President, Exploration, and a director of the Issuer ("McNaughton", and together with Ovsenek, the "Vendors"), for a price of US$0.015 per Share (each, an "Acquisition"). The acquiror paid an aggregate purchase price of US$4,000.00 to each of the Vendors.

The occurrence that triggered the requirement to file this report occurred when the Acquisitions closed on September 27, 2022.

2.3 State the names of any joint actors.

Not applicable

Item 3 - Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

As a result of the Acquisitions, the acquiror acquired beneficial ownership of an aggregate of 533,334 Shares.

After the Acquisitions and as of the date of this report, the acquiror has beneficial ownership or control over 2,200,001 Shares, representing: (i) 16.58% of the Issuer's issued and outstanding Shares on a non-diluted basis; or  (ii) 16.79% of the Issuer's issued and outstanding Shares on a partially diluted basis assuming the exercise of the acquiror's previously acquired 33,333 incentive stock options of the Issuer (each, an "Option"); or (iii) 15.76% of the Issuer's issued and outstanding Shares on a fully diluted basis assuming the exercise of all of the Issuer's outstanding Options and Broker Warrants, as defined below.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 3.1.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the Acquisitions, the Issuer had an aggregate of 13,271,750 Shares, 633,330 Options and 262,833 common share purchase warrants ("Broker Warrants") issued and outstanding. At that time, the acquiror beneficially owned or controlled a total of:

(i) 1,666,667 Shares, representing 12.56% of the Issuer's issued and outstanding Shares on a non-diluted basis (or 12.78% of the Issuer's 13,305,083 issued and outstanding Shares on a partially diluted basis assuming the exercise of the acquiror's 33,333 Options only, or 12.00% of the Issuer's 14,167,913 issued and outstanding Shares on a fully diluted basis assuming the exercise of all of the Issuer's issued and outstanding Options and Broker Warrants); and

(ii) 33,333 Options, representing 5.26% of the Issuer's issued and outstanding Options.

After the Acquisitions and as of the date of this report, the Issuer has an aggregate of 13,271,750 Shares, 633,330 Options and 262,833 Broker Warrants issued and outstanding. As of the date of this report, the acquiror beneficially owns or controls a total of:

(i) 2,200,001 Shares, representing 16.58% of the Issuer's issued and outstanding Shares on a non-diluted basis (or 16.79% of the Issuer's 13,305,083 issued and outstanding Shares on a partially diluted basis assuming the exercise of the acquiror's 33,333 Options only, or 15.76% of the Issuer's 14,167,913 issued and outstanding Shares on a fully diluted basis assuming the exercise of all of the Issuer's issued and outstanding Options and Broker Warrants); and

(ii) 33,333 Options, representing 5.26% of the Issuer's issued and outstanding Options.

3.5 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The acquiror paid to each of the Vendors $0.020589 per Share for total consideration paid to each of the Vendors of $5,490.41 (being US$0.015 per Share for total consideration to each of the Vendors of US$4,000.00, based on the Bank of Canada exchange rate of 1.3726 on September 27, 2022).

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

 See Items 1.2 and 4.1 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer's business or corporate structure;

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

The acquiror acquired the Shares pursuant to the Acquisitions for investment purposes. Depending upon the circumstances, the acquiror may, from time to time as he may deem appropriate, acquire additional securities of the Issuer, or dispose of all or a portion of his securities of the Issuer.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 28th day of September, 2022.

“Dennis L. Higgs”
Dennis L. Higgs